FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2012

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Material Fact dated November 26, 2012.

MATERIAL FACT

Banco Santander, S.A. informs that it is envisaged to implement again the “Santander Dividendo Elección” program, on the dates on which the third interim dividend is traditionally paid. Thus, subject to the Executive Committee of Banco Santander’s prior resolution, shareholders shall have the possibility to choose whether to receive cash or new shares on such dates. The envisaged timeline for the implementation of the “Santander Dividendo Elección” program is as follows1:

•	11 January 2013. Communication of the number of rights needed to receive one share and of the final price of the right-purchase commitment.

•	14 January 2013 (23:59 hours CET). Record date for the granting of rights.

•	15 January 2013. Commencement of the rights trading period. Santander shares start trading ex-coupon.

•	24 January 2013. Last date to request remuneration in cash (sale of rights to Grupo Santander).

•	29 January 2013. End of the trading period of the rights. Acquisition of rights by Grupo Santander from those shareholders who have requested cash.

•	1 February 2013. Payment of cash to shareholders who have so requested.

•

8 February 2013. Commencement of the ordinary trading of the new shares in the Spanish Stock Exchanges, subject to the granting of the relevant authorizations[2]. Shareholders who have opted for new shares have them delivered.

The gross price at which Grupo Santander shall irrevocably commit to purchase rights, which will be calculated pursuant to the formula approved by the Ordinary General Shareholders’ Meeting, will be approximately 0.15 Euros per right.

Boadilla del Monte (Madrid), November 26, 2012

[1]

The term for the acceptance of the right-purchase commitment and the envisaged payment date for those shareholders who request cash may not be coincidental with those set out above in respect of those shareholders holding Santander shares in the various foreign stock exchanges in which the Bank is listed.

[2]	Admission to listing of the new shares in the foreign stock exchanges where the Bank is listed shall also be requested.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: November 26, 2012	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President